(858) 458-3031 and (202) 551-1840

teriobrien@paulhastings.com

brandonbortner@paulhastings.com

September 17, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Mitchell Austin
Ms. Jan Woo Ms. Rebekah Lindsey Ms. Kathleen Collins

Re:	AvidXchange Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 25, 2021 CIK No. 0001858257

Ladies and Gentlemen:

On behalf of our client, AvidXchange Holdings, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 8, 2021 (the “Comment Letter”) with respect to the Company’s above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Submission No. 2”). Concurrently with the submission of this response letter, the Company has revised Draft Submission No. 2 and is publicly filing via EDGAR a revised registration statement (the “Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised its 2020 audited and unaudited interim 2021 financial statements and the Registration Statement to update other disclosures.

For ease of review, we have set forth below each of the numbered comments in the Comment Letter in italics followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

September 17, 2021

Prospectus Summary, page 1

1.

We note your response to prior comment 1. We also note your revised cover page graphics appearing to indicate that you had 7,000 buyers and 700,000 suppliers in 2020. In light of your statement on page 1 that your platform digitized and automated workflows for more than 7,000 buyers and that you made payments to more than 700,000 suppliers in the past five years, please confirm that the cover page graphic statistics refer to your fiscal 2020 period.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the “700,000 suppliers in 2020” in the referenced graphic refers to over 700,000 suppliers’ payments from 2015 through 2020. Accordingly, the Company has revised the graphic on the cover page of the Registration Statement to clarify that the Company measured over 7,000 buyers at 2020 fiscal-year end and that the payments to over 700,000 suppliers represents the total number of suppliers’ payments from 2015 through 2020.

Summary Consolidated Financial and Other Data, page 19

2.

Please refer to prior comment 6. Please provide pro forma earnings per share disclosure for the automatic conversion of the outstanding shares of preferred stock other than your senior preferred stock. Also, confirm that you will provide pro forma EPS disclosure once the shares of common stock issuable upon conversion of the redeemable preferred stock and convertible common stock is known.

Response: The Company acknowledges the Staff’s comment and has revised the referenced disclosure on page 19 of the Registration Statement to include pro forma net loss per share rows that reflect the automatic conversion of the outstanding shares of preferred stock (other than the senior preferred stock). The Company advises the Staff that, upon receiving the requisite information to determine the shares of common stock issuable upon the conversion of the convertible common stock, this pro forma EPS disclosure will reflect such conversion.

3.

We note that footnote (1)(vii) on page 20 includes an adjustment for stock-based compensation expense related to RSUs subject to service-based and performance-based vesting conditions, which will be satisfied in connection with this offering. You state on page F-15 that compensation expense for RSUs is recognized over the requisite service period as long as the performance condition in the form of a specified liquidity event is probable to occur and according to your disclosures in Note 11, it appears you recognized $1,663,000 of compensation expense related to the RSUs granted in fiscal 2020. Please explain further how this pro forma adjustment relates to your current policy disclosures related to your RSU grants.

September 17, 2021

Response: The Company acknowledges the Staff’s comment and advises the Staff that compensation expense related to RSUs should only be recognized upon the award meeting the service-based and performance-based vesting conditions. Subsequent to the original issuance of its 2020 audited and interim 2021 financial statements, the Company identified errors in its historical accounting of RSU grants. Specifically, the Company incorrectly recorded stock-based compensation expense for RSUs with performance conditions that had not yet been satisfied. Although the Company has concluded that these errors were immaterial to the previously issued 2020 audited and 2021 interim financial statements, the Company has corrected for these errors by revising the accompanying 2020 audited financial statements and the 2021 interim financial statements. Accordingly, the Company has disclosed the revision as well as revised the referenced disclosure in Note 2 to the audited and interim financial statements, on pages F-15 and F-56, respectively, to clarify the method for which RSU-based compensation expense is recognized as well as Note 11 to the Company’s audited and interim financial statements in the Registration Statement on pages F-40 and F-68 to reflect this recognition method during the periods covered. The Company considered the impact of this error on its internal controls and has updated its risk factor on page 38 to associate this revision with the existing material weakness disclosed in the Registration Statement.

Our Business and Revenue Model, page 76

4.

We note the revisions made in response to prior comment 11. Please revise to explain how you select your cohort of customers for the purposes of this metric. If you exclude transactions from customers who were not customers in both periods, quantify the percentage of customers excluded from the metric.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it calculates the net transactions processed retention rate for a current period by dividing the number of (i) total transactions processed for customers in the comparable prior period by (ii) total transactions processed for the same customers in the current period, i.e., net transactions processed retention rate is calculated solely based on transactions of prior period customers in the current period, regardless of whether or not the prior period customer remains a customer in the current period. Correspondingly, customers in the current period that were not customers in the prior period are excluded from the current period calculation of the net transactions processed retention rate. The Company has revised the disclosure on page 74 of the Registration Statement to clarify the method of calculation in response to the Staff’s comment.

September 17, 2021

The Company respectfully advises the Staff that, because the net transactions processed retention rate is a metric intended to disclose transaction volume retention from all customers in a prior period to a current period and transaction volume varies by customer, it does not believe quantifying excluded customers, i.e., customers first acquired in the current period, would meaningfully supplement the key metric. The Company further advises the Staff that it belives transaction growth, as opposed to customer growth, is a meaningful performance indicator. Consequently, the Company advises the Staff that it currently discloses Transactions Processed as a key metric. Transactions Processed for a period discloses all transactions processed by customers in a period, regardless of whether such customers were customers in a prior or subsequent period. See page 22 of the Registration Statement. As such, current period “Transactions Processed” and “net transactions processed retention rate” will enable investors to determine the increase/decrease in current period transaction volume solely attributable to prior period customers as well as calculate the amount of current period transaction volume solely attributable to customers first acquired in the current period, i.e., new customers. The Company has supplemented the disclosure on page 75 of the Registration Statement to note the interrelationship between these two key metrics.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Cost of Revenues and Operating Expenses, page 82

5.

We note that your cost of revenue includes estimates for losses from leakage that occurs in treasury operations. Please explain the nature of this expense in greater detail. Also, tell us the factors considered when determining it was a cost of revenue and not contra revenue or an operating expense.

Response: The Company acknowledges the Staff’s comment and advises the Staff the referenced term “leakage” refers to treasury losses, which include various unrecoverable internal payment processing errors that occur in the ordinary course of business, such as duplicate payments, overpayments, payments to the wrong party and reconciliation errors. The Company has revised page 80 of the Registration Statement to replace the term “leakage” with “treasury losses” and to provide additional detail of the nature of such losses. The Company considers these expenses to be a cost of revenue because they typically result from internal errors in the ordinary course of business and therefore represent a direct processing cost. The Company further advises the Staff that treasury losses as a percentage of cost of revenues were less than 0.5% and 1.0% during the six month periods ended June 30, 2020 and June 30, 2021, respectively. Treasury losses as a percentage of cost of revenues for fiscal year 2020 were less than 0.6%.

Our Business, page 101

6.

In response to prior comment 15, you identified Comdata as the VCC service provider discussed on page 96 and noted that you will file your agreement with Comdata. Please also revise your business section to summarize the material terms of your agreement with Comdata, such as the term of the agreement, termination provisions and other material rights and obligations.

September 17, 2021

Response: The Company acknowledges the Staff’s comment and has revised page 96 of the Registration Statement to disclose the material provisions of the Comdata agreement.

Principal stockholders, page 153

7.

We note your revised disclosure in response to prior comment 16. Please disclose the members of the investment committee for Caisse de dépôt et placement du Québec and the individuals who share investment and voting decisions for Ossa Investments Pte. Ltd.

Response: The Company acknowledges the Staff’s comment, but believes that the disclosure provided under footnotes (4) and (5) is consistent with the Staff’s position in the Southland Corp. No-Action Letter (August 10, 1987). In the No-Action Letter, the Staff concurred in the view that no individual should be deemed to be the beneficial owner of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. We also believe the “rule of three,” as articulated by Romeo & Dye in The Section 16 Deskbook, Summer 2013 edition, in its analysis of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, based on the Southland Corp. No-Action Letter, likewise supports our view. As this rule is stated therein, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities.

With respect to Caisse de dépôt et placement du Québec, or CDPQ, the Company has been advised that investment decisions are made by an investment committee currently comprised of nine voting members, representing senior executives appointed by CDPQ. Voting and investment decisions require the approval of a majority of the members of the investment committee. The investment committee reports to the board of directors of CDPQ, and its membership is subject to change from time to time. Additional information concerning the senior management of CDPQ, as well as its investment philosophy, are contained in a publicly available annual report. Based on the foregoing, we do not believe that disclosure of the individual members of the investment committee of CDPQ is appropriate. As any investment decisions are made by a committee comprised of three or more individuals, and require approval of a majority

September 17, 2021

of those individuals, none of the individual members of the investment committee would be deemed a beneficial owner of the entity’s portfolio securities. Accordingly, we believe that the Company’s existing disclosure in footnote (4) is appropriate and consistent with the Southland Corp. No-Action Letter. Further, as the membership of the investment committee is subject to periodic change, we believe that disclosure of the current membership would be of limited value to investors.

With respect to Ossa Investments Pte. Ltd., or Ossa, the Company has been advised that voting and investment decisions are made by an investment committee of Temasek Holdings (Private) Limited, or Temasek, comprised of three or more members which are drawn from the senior management team of Temasek. Voting and investment decisions require the approval of a majority of the members of the investment committee. The investment committee operates under the delegated authority of the board of directors of Temasek, and its membership is subject to change from time to time. Additional information concerning the senior management team of Temasek, as well as its investment philosophy, are contained in Temasek’s publicly available annual publication titled “Temasek Review”. Based on the foregoing, we do not believe that disclosure of the individual members of the investment committee of Temasek is appropriate. As any investment decisions are made by a committee comprised of three or more individuals, and require approval of a majority of those individuals, none of the individual members of the investment committee would be deemed a beneficial owner of the entity’s portfolio securities. Accordingly, we believe that the Company’s existing disclosure in footnote (5) is appropriate and consistent with the Southland Corp. No-Action Letter. Further, consistent with our response above, we believe that disclosure of the current membership of the investment committee would be of limited value to investors, as such membership is subject to change from time to time.

Consolidated Financial Statements

Formation of the Business of the Company, page F-8

8.

You disclose that “the accompanying consolidated financial statements present comparative information for prior periods on a consolidated basis, as if both AvidXchange Holdings, Inc. and AvidXchange, Inc. were under common control for all periods presented.” However, the financial statements presented are for AvidXchange, Inc. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has revised pages F-8 and F-50 of the Registration Statement to remove the language indicating that the financial statements reflect comparative information for prior periods on a consolidated basis, as if both AvidXchange Holdings, Inc. and AvidXchange, Inc. were under common control for all periods presented as this presentation will first occur when AvidXchange Holdings, Inc.’s financial statements are issued as of and for the period ended September 30, 2021.

September 17, 2021

*    *    *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned at (858) 458-3031 (teriobrien@paulhastings.com) or Brandon Bortner (202) 551-1840 (brandonbortner@paulhastings.com) of this firm at with any questions or comments regarding this correspondence.

Sincerely,

/s/ Teri O’Brien
Teri O’Brien of PAUL HASTINGS LLP

Enclosures

cc:	(via e-mail)

Michael Praeger, Chief Executive Officer, AvidXchange Holdings, Inc.

Ryan Stahl, General Counsel, Senior Vice President, AvidXchange Holdings, Inc.

Teri O’Brien, Esq., Paul Hastings LLP

Brandon J. Bortner, Esq., Paul Hastings LLP

David Ambler, Esq., Cooley LLP